Drinker Biddle & Reath LLP

1177 Avenue of the Americas

New York, NY 10036

(212) 248-3140 (Phone)

www.drinkerbiddle.com

August 17, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Two Roads Shared Trust

(File Nos. 33- 182417 and 811-22718)

Ladies and Gentlemen:

On behalf of Two Roads Shared Trust (the “Trust”), transmitted herewith for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, is Post-Effective Amendment No. 131 to the Trust’s Registration Statement on Form N-1A (the “Current Amendment”). The Current Amendment is being filed pursuant to paragraph (a)(2) of Rule 485 under the Securities Act to register shares of a new series of the Trust, the Anfield Capital Diversified Alternatives ETF (the “Fund”). On the basis of the factors set forth below, we are requesting selective review of the Current Amendment pursuant to Release No. 33-6510.

The style and format of Parts A and B of the Current Amendment are substantially the same as the style and format in Post-Effective Amendment No. 63 to the Northern Lights Fund Trust IV, which was filed with the Securities and Exchange Commission via EDGAR on May 12, 2017 (the “Northern Lights Filing”). Post-Effective Amendment No. 63, filed pursuant to Rule 485(b), was filed for the purpose of registering two new series within the Northern Lights Fund Trust IV, the Anfield Capital Diversified Alternatives ETF and the Anfield World Leaders Equity ETF, and was declared effective but neither fund began operations. Parts A and B of the Current Amendment are substantially identical to Parts A and B of the Northern Lights Filing relating to the Anfield Capital Diversified Alternatives ETF. The investment strategies disclosures and types of risks for the Fund have not changed from that of the Anfield Capital Diversified Alternatives ETF included in the Northern Lights Filing. The principal disclosure differences are:

•	Certain service providers (such as the custodian, legal counsel, auditor and transfer agent) in the Current Amendment are different from the Northern Lights Filing because the Fund is in a different trust.

•	The disclosure relates only to the Fund in the Current Amendment.

•	Descriptions of Trust management and policies have been updated to reflect those of the Two Roads Shared Trust and are substantially similar to those contained in other registration statements for the Trust, including Post-Effective Amendment No. 128.

Other than the changes to the sections highlighted above, there are no other material changes to the prospectus or statement of additional information from the Northern Lights Filing.

Please be advised that the Trust intends to request acceleration of the effectiveness of the Current Amendment to on or about September 22, 2017. We will forward a specific request for acceleration after we have received and responded to the staff’s comments, if any, on the Current Amendment.

Questions and comments concerning the Current Amendment may be directed to the undersigned at (212) 248-3292.

Very truly yours,

/s/ Stacy H. Louizos

Stacy H. Louizos

Enclosures